Exhibit 12.01

NRG ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months
	Ended June 30,	For the Year Ended December 31,
	2014(a)	2013(a)	2012(a)	2011(a)	2010	2009
		(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$(304)	$(634)	$(12)	$(646)	$753	$1,669
Less:
Distributions and equity in earnings of unconsolidated affiliates	39	84	2	9	(19)	(41)
Impairment charge on equity method investment	—	(99)	2	495	—	—
Capitalized interest	(13)	(130)	(140)	(80)	(36)	(37)
Add:
Fixed charges	630	1,037	864	931	678	703
Amortization of capitalized interest	10	14	11	7	4	3
Total Earnings:	$362	$272	$727	$716	$1,380	$2,297

Fixed Charges:
Interest expense	$617	$932	$671	$808	$600	$610
Interest capitalized	13	130	140	80	36	37
Amortization of debt issuance costs	18	33	32	26	25	31
Amortization of debt discount	(25)	(67)	9	6	7	13
Approximation of interest in rental expense	7	9	12	11	10	12
Total Fixed Charges:	$630	$1,037	$864	$931	$678	$703
Ratio of Earnings to Combined Fixed Charges	0.57	0.26	0.84	0.77	2.03	3.27

(a)         The ratio coverage for the six months ended June 30, 2014 and the years ended December 31, 2013, 2012 and 2011 was less than 1:1.  NRG Energy, Inc. would have needed to generate additional earnings of $268 million, $765 million, $137 million and $215 million, respectively, to achieve a ratio coverage of 1:1 for those years.